SENSUS HEALTHCARE, INC.

851 Broken Sound Parkway, NW #215

Boca Raton, FL 33487

November 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Sensus Healthcare, Inc.

Registration Statement on Form S-3

Filed November 6, 2017

File No. 333-

Dear Sir or Madam:

Sensus Healthcare, Inc., a Delaware corporation (the “Company”), transmitted on the date hereof through the EDGAR electronic filing system the Company’s Registration Statement on Form S-3 (the “Registration Statement”).Pursuant to Section III.B.2 of Staff Legal Bulletin No. 1, this is to advise the Staff that, on November 6, 2017, the Company filed a confidential treatment request (“CTR”) with respect to portions of a material agreement filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which CTR is pending as of the date hereof. The Company understands that, in addition to the completion of any review of the Registration Statement by the Staff, the CTR must be completed before the Company can request that the effectiveness of the Registration Statement be accelerated.

If you wish to discuss the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing or the CTR, please contact David Scileppi of Gunster, Yoakley & Stewart, P.A. at (954) 713-6433 or dscileppi@gunster.com. Thank you.

Very truly yours,

/s/ Arthur Levine

Arthur Levine

Chief Financial Officer

cc: David C. Scileppi, Gunster, Yoakley & Stewart, P.A.

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